6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

February 25, 2008

Via EDGAR

Mr. Larry Spirgel
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SEC Letter Dated February 4, 2008
SearchHelp, Inc. (the “Company”)
File No. 1-31590

Dear Mr. Spirgel:

We have reviewed the above-referenced letter and would like to thank you and your staff for the assistance, both written and via conference call, to better understand our compliance with the disclosure requirements and in assisting us in the enhancement our filings.

Below is our response to your comments; each response being keyed to the numbered comment in the above referenced letter:

1 - (b) Revenue Recognition, page F-8

1.
In order to properly reply to your comments regarding the appropriateness of our revenue recognition policy, specifically as it relates to our relationship with and sales to one of our distributors, Management undertook an exhaustive review of our contract with that distributor and all four (4) transactions during the period under review.

With the contract’s execution and the initial sales order from this distributor, Management considered paragraphs 6-8 of FAS 48 in determining revenue recognition from sales with return privileges and determined that those sales met the criteria outlined in paragraph 6 of the pronouncement. Our estimate of future returns, as discussed in paragraph 8 of FAS 48, was based on our history to date, at that time, as well as the contractual terms of the reserve held by the distributor for such returns. At the time, the Company believed that it acted prudently and conservatively in interpreting and administering the provisions of FAS 48 as it related to this distributor’s contract. Our auditors agreed with our assessment and the Company set up a reserve for returns and recorded the net revenue from said sales.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Our normal return policy grants the vendor the right to return, for full unit credit, any product that (i) is damaged or otherwise defective at the time of receipt or (ii) is returned to the vendor by an end user because such product is incomplete or otherwise defective for any reason. However, as a result of our exhaustive review of this particular distributor’s contract, we have determined that this contract contained return rights over and above our normal policy and for an unlimited period of time. Management was unaware of this clause when it initially determined that these sales met the FAS 48 criteria and now believes that these sales do not meet the criteria set forth in the pronouncement and therefore revenue from these sales should not be recognized until the right of return expires concurrent with the sale to a third party, similar to a consignment basis.

Management is prepared, upon the closure of this issue, to file amended Form 10-QSB for the periods ending March 31, 2007, June 30, 2007 and September 30, 2007 to reflect this new determination regarding revenue from this contract. We have determined that the effect of this determination, approximately $90,000, on our results for the year ended December 31, 2006, as reported on Form 10-KSB, has an immaterial impact on the overall financial statements as reported (2.2% of net loss, 3.6% of total assets and no change in loss per share) and therefore we propose not to amend Form 10-KSB.

Additionally, as a result of this process, Management is implementing additional control procedures and a thorough document review before booking revenue from distributor contracts in future periods.

2 - (q) Intangible assets and Amortization, page F-10

2.
SearchHelp acquired E-Top-Pics, Inc., ("ETP") on June 8, 2005 to gain access to distribution channels and management expertise in sales, production and packaging, inventory management, marketing and retail channel management. As a result, ETP functions as SearchHelp’s sales and marketing department.

At the time of acquisition, the Company hired a third party valuation firm, Empire Valuation Consultants, LLC (“Empire”), to perform a FAS 141 analysis to assist Management in allocating the purchase price paid for ETP as prescribed by FAS 141. Empire’s report concluded that a portion of the purchase price paid for ETP be allocated to an intangible asset for customer relationships and that it should be amortized over a ten year life. Empire’s conclusions were based on their estimate of the ability of ETP’s customer base to contribute to the future cash flows of the Company based on observable customer behavior and the longstanding relationships established by ETP. Management accepted Empire’s conclusions and recorded the relevant assets and amortization. Our auditors reviewed and concurred with SearchHelp’s conclusion.

6800 Jericho Tpke. - Suite 208E Syosset, NY 11791 Tel: 1.888.647.6525 Fax: 516.624.0638 www.searchhelp.com

Generally, GAAP prescribes that intangible assets with finite useful lives are amortized over the estimated useful life of the assets. Customer relationships are stated at acquisition cost and amortized on a straight-line basis over their estimated useful life, typically between five and 40 years. The estimated useful life of customer relationships purchased is calculated on the basis of the period of the contractual relationship underlying the customer relationship, or on the basis of observable customer behavior.

FAS 142, paragraph 11 states that the accounting for a recognized intangible asset is based on its useful life to the reporting entity. An intangible asset with a finite useful life is amortized. The useful life of an intangible asset to an entity is the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity. Additionally, paragraph 12 states that a recognized intangible asset shall be amortized over its useful life to the reporting entity unless that life is determined to be indefinite. If an intangible asset has a finite useful life, but the precise length of that life is not known, that intangible asset shall be amortized over the best estimate of its useful life. The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used. An intangible asset shall not be written down or off in the period of acquisition unless it becomes impaired during that period.

Furthermore, FAS 142, Footnote 9 states that the useful life of an intangible asset shall reflect the period over which it will contribute to the cash flows of the reporting entity, not the period of time that it would take that entity to internally develop an intangible asset that would provide similar benefits. And FAS 141, paragraph 36 states that among other sources of relevant information, independent appraisals and actuarial or other valuations may be used as an aid in determining the estimated fair values of assets acquired and liabilities assumed. The tax basis of an asset or liability shall not be a factor in determining its estimated fair value (Opinion 16, paragraph 87).

Based on the above referenced pronouncements, the Company believes that it acted prudently in interpreting and administering the provisions of FAS 141 as it relates to the acquisition of ETP and that both the value assigned to customer relationships and the best estimate of a 10 year amortization period are proper.

We hope the answers above clarify any questions you had regarding our filings and we look forward to the closure of these issues. We sincerely appreciate your time and assistance in these matters. If you have any additional questions or comments please feel free to contact me.

Sincerely,

/s/ William Bozsnyak

William Bozsnyak
Chief Executive Officer